Full year 2006 Results

23 March 2007

PT Indosat Tbk

JSX : ISAT

NYSE : IIT

Reuters : ISAT.JK

Bloomberg : ISAT.IJ

Market Capitalization

Rp  36.68 trillion (As of 31 Dec 2006)

Issued shares

5,433,933,500

Share Price

Rp6,750(As of 31 Dec 2006)

Hi/Lo (3 months) Rp6,750/Rp5,050

Major Shareholders (As of 31 Dec 2006)

Indonesia Communications Ltd     39.96%

Indonesia Communications Pte.      0.85%

Government of Indonesia              14.29%

Public                                             44.90%

IDR  to  USD Conversion

1 USD = Rp9,020(31 Dec 2006)

Board of Directors

President Director – N/A

Deputy President Director - Kaizad B. Heerjee

Jabotabek & Corporate Sales Director – Johnny Swandi Sjam

Marketing Director –  Wahyu Wijayadi

Regional Sales Director – Wityasmoro S. H.

Network & IT Director – Raymond Tan

Finance Director/CFO – Wong Heang Tuck

Corporate Services Director –  S. Wimbo S. Hardjito

Director – Joseph Chan

Consolidated Subsidiaries

PT Aplikanusa Lintasarta  (72.36%)

PT Indosat Mega Media (99.85%)

Indosat Singapore Pte Ltd (100%)

Indosat Finance Company BV (100%)

Indosat International Finance

Company BV (100%)

Investor Relations Division

Phone:+62213869614/310031001

PT Indosat Tbk.

Fax : +62 21 3804045

Jl Medan Merdeka Barat 21

E-mail : investor@indosat.com

Jakarta – Indonesia

http://www.indosat.com

Financial Summary

For Period Ended 31 December

In Rp Billion	2005	2006	(%) Change
Operating Revenues	11,589.8	12,239.4	5.6%
Operating Expenses	7,937.9	8,840.7	11.4%
Operating Income	3,651.9	3,398.7	-6.9%
Net Income	1,623.5	1,410.1	-13.1%
EBITDA	6,732.1	7,051.9	4.8%

Financial Ratios

	Formula	2005	2006
EBITDA Margin	EBITDA / Operating Revenues	58.1%	57.6%
Interest Coverage	EBITDA/Interest Expense	542.6%	585.4%
Debt to EBITDA	(Debt + Procurement Payable) / EBITDA (Annualized)	224.5%	208.7%
Net Debt to Equity	Net Debt / Total Equity	54.4%	56.7%

Highlights of the Full year 2006

•

Following the 1st half results, Indosat had strong revenue, earnings and subscriber growth in the second-half of 2006. Revenues in the second-half grew by 12% over the first half of 2006. In particular cellular revenues grew by 15% in the second-half of 2006. Net profit exceeded guidance (of 35%) by growing 57% over the first-half of 2006.

•

Furthermore despite the Q1 subscriber churn and prepaid registration deletions in 2006, Indosat ended the year with 16.7 million subscribers. This represents a 15% growth on a year-on-year basis and a 21% growth in the second-half as compared to the first half.

•

On a year-on-year basis operating revenues grew by 5.6% whilst net income declined by 13.1%.

•

Cellular, fixed data (Multimedia, data communications and internet) and fixed voice services contributed 75%, 16% and 9% respectively to operating revenues.

•

Cellular revenues grew by 6.7% year-on-year on the back of strong subscriber net-adds of over 2.2 million and stable ARPU. SMS traffic grew by over 100% due to our aggressive and innovative marketing programs in the 2nd half.

•

Fixed data services revenues was  Rp1.9 trillion or a 12% growth compared to the same period last year due to increase in demand of services such as leased circuits, IP-VPN and Internet access.

•

Fixed voice services revenues was Rp.1.1 trillion or a decline of 11% compared to last year due to competition in international call services despite the increase of fixed wireless access revenues. Currently, Indosat fixed wireless access services are available in 22 cities.

Indosat is the first operator to launch a high-speed 3G/HSDPA service in Indonesia

INDOSAT REPORTS FULL YEAR 2006

AUDITED FINANCIAL AND OPERATING RESULTS REPORTS

Jakarta, 23 March 2007 PT Indosat Tbk (“Indosat” or “the Company”) released its consolidated full year 2006 audited financial and operational results reports from its independent auditor (Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global). The Company recorded operating revenues and operating income for the period ended 31 December 2006 amounting to Rp12,239 billion and Rp3,399 billion respectively. Net income was recorded as Rp1,410 billion.

For the period ended 31 December 2006, cellular, fixed data (MIDI), and fixed voice services contributed 75.4%, 15.5% and 9.1% to operating revenues, respectively. This is a change compared to full year 2005 results when cellular, fixed data and fixed voice services contributed 74.6%, 14.6% and 10.8% to operating revenues, respectively.

The financial statements were prepared in accordance with the Indonesian Generally Accepted Accounting Principles.

FINANCIAL & OPERATIONAL RESULTS

Operating revenues

Cellular services revenues. In the full year 2006, Indosat recorded cellular operating revenues of Rp9,228 billion, or an increase of 6.7% from Rp8,645 billion in the full year 2005. As of end 31 December 2006 there were 16,704,639 subscribers or a total net add of 2,192,186 subscribers during the year. Indosat customer base consisted of 95% prepaid and 5% postpaid subscribers. This healthy subscriber growth can be attributed to the various innovative marketing programs and the network quality that was fixed in Q1 of 2006.

Fixed Data (MIDI) services.    Operating revenues from fixed data services grew 12.3%, from Rp1,694 billion in full year 2005 to Rp1,903 billion in full year 2006. The increase in fixed data revenues is primarily contributed by the growth in Leased line, IPVPN  and Internet access services due to demand from corporate customers.

Fixed Voice services.    Operating revenues from fixed voice services decreased 11.3%, from Rp1,251 billion in full year 2005 to Rp1,109 billion in full year 2006. Due to competition, international calls revenues were stable even though international traffic showed an increasing trend, especially for incoming traffic.

Operating expenses

Operating expenses increased by Rp903 billion, or 11.4%, from Rp7,938 billion in the full year 2005 to Rp8,841 billion for the full year 2006 mostly due to increased expenses for depreciation & amortization, leased circuit, marketing, and other cost of services.

Depreciation and amortization expenses. It increased by Rp573, or 18.6% from Rp3,080 billion in the full year 2005 to Rp3,653 billion for the full year 2006. The depreciation expenses relate primarily to increase in capital expenditure especially for our cellular equipments, which dominates Indosat capital expenditures in 2006.

Leased Circuit expenses. It increased by Rp38 billion, or 26.7%, from Rp142 billion in full year 2005 to Rp180 billion in full year 2006. Leased Circuit expenses grew primarily due to increase in business requirementsin both cellular and MIDI services.

Marketing expenses. It increased by Rp109 billion or 30.2%, from Rp360 billion in full year 2005 to Rp469 billion in full year 2006. The increase was due to aggressive marketing campaign & promotion.

Other cost of services expenses. It increased by Rp107 billion, or 7.3%, from Rp1,462 billion in full year 2005 to Rp1569 billion in full year 2006. Frequency & License Fee contributed around 43.3% of total cost of services and increased by Rp133 billion or 24.4% in 2006. The increase was driven by the increase in concession fee and BHP frequency cost of which it was driven by larger number of subscribers and number of our BTS. In addition Indosat started to expense the yearly 3G license this year.

Other expenses

Indosat recorded the increased in other expenses from Rp1,299 billion in full year 2005 to Rp1,376 billion in full year 2006.

Gain (Loss) on Foreign Exchange-Net. Indosat recorded gain in net-foreign exchange of Rp304 billion in the full year 2006 compared with loss of Rp80 billion in full year 2005. This is because Indosat has U.S. dollars on its balance sheet, the appreciation of the Rupiah against the U.S. dollar hence benefited Indosat gain (loss) on the foreign exchange. However, while Indosat gained from this appreciation in foreign exchange book, Indosat realize loss from derivatives that Indosat used for hedging. The unrealized loss on derivatives was Rp439 billion in full year 2006 but this was not a cash expense. Importantly, because these costs are in conjunction, the costs should be seen in net account.

Interest income. It slightly decreased from Rp215 billion in full year 2005 to Rp213 billion in full year 2006 due to the decrease in the average cash balance

Financing cost. It decreased by -1.3% from Rp1,265 billion in full year 2005 to Rp1,249 billion in full year 2006, primarily due to repayment of Bond Indosat-I in April 2006.

Net income

Indosat recorded full year 2006 net income of Rp 1,410 billion or declined 13.1% compared to same period in 2005.

Status of debt

As of 31 December 2006, the Company had outstanding debt of Rp11,421 billion which includes Loans payable (including current maturities and unamortized debts issuance cost) of Rp1,632 billion and bonds payable (including current maturities, unamortized bonds/notes issuance cost and unamortized notes discount) of Rp9,790 billion. The debt composition was USD denominated of 45.6% and Rupiah denominated of 54.6%. We have hedging facilities amounting to USD400 million or representing 68.47% of our USD denominated borrowings.

Indosat’s cash position as at 31 December 2006 was Rp2,833 billion, therefore the net debt was Rp8,589 billion.

Facility	Amount	Maturity	Interest Rate
INDOSAT
Bonds II (Rp billion)	1,075	2007 and 2032	Series A Fixed 15.75% p.a., Series B Fixed 16% p.a. and Series C Floating maximum 18.5% p.a. and minimum 15% p.a.
Syariah Mudharabah (Rp billion)	175	2007	Revenue-sharing
Bonds III (Rp billion)	2,500	2008 and 2010	Series A Fixed 12.5% p.a. and Series B Fixed 12.875% p.a.
Bonds IV (Rp billion)	815	2011	Fixed 12.0% p.a.
Syariah Ijarah (Rp billion)	285	2011	Fixed Ijarah Return amounting to Rp8.55 payable on a quarterly basis
Guaranteed Notes I (US$ Million)	300	2010	Fixed 7.75% p.a.
Guaranteed Notes II (US$ Million)	250	2012	Fixed 7.125% p.a.
Syndicated Loans – Mandiri (Rp billion)	120.6	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
Syndicated Loans – BNI (Rp billion)	517.6	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
Syndicated Loan – BCA (Rp billion)	611.8	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
Finnish Export Credit Facility (USD Million)	34.2	2011	4.15% Fixed Rate
LINTASARTA
Loans payable from Niaga (Rp billion)	96.9	2007 - 2009	3-month time deposit rate guaranteed by BI or annual rate of 3-month Certificate of Bank Indonesia + 2.75% up to 3.5%
Limited and Convertible Bonds (Rp billion)	61.9*	2009 and 2007	Floating maximum 19% p.a. and minimum 11% p.a.

*After elimination of limited and convertible bonds issued to the Company

For the purpose of revenue sharing calculation on Indosat’s Syariah Bond, the table below presented consolidated Indosat satellite revenue and PT Indosat Mega Media’s Internet revenues as the basis for revenue sharing calculation.

Revenues In Mio Rp	1Q-06	2Q-06	3Q-06	4Q-06
Internet (IM2)	88,139	99,346	84,921	95,902
Satellite (Indosat Consolidated)	34,909	33,165	32,260	24,139

Capital expenditures

In full year 2006, Indosat committed Rp5,865 billion of capital expenditure. The total committed capital expenditures consist of:

(i)

Rp4,248 billion for cellular network,

(ii)

Rp809 billion for fixed telecom, MIDI and Backbone,

(iii)

Rp618 billion for Network and Information Technology, and

(iv)

Rp191 billion for Region and Property

Network Development Updates

In the full year 2006, Indosat installed 1,519 new 2G & 3G BTSs, and as a result, the company’s BTSs as of 31 December, 2006 were 7,221.

As of December 31	2005	2006	Net Add
Operating sites	5,033	5,860	827
Base stations (2G and 3G)	5,702	7,221	1,519
Base station controllers	148	177	29
Mobile switching centers	49	49	-

Cellular services

Indosat has launched a number of cellular marketing initiatives starting in April 2006 to regain its market position and momentum as follows:

▪

In the second quarter - Enhancement of voice offering with free and attractive tariff. This initiative consists of free talk among Mentari customers. Free talk promotion, launched on April 2006, enables Mentari users to make calls with free of charge to other Mentari subscribers from midnight to 5 am.

▪

In the third quarter- Increase customer loyalty through Poin Plus Plus as a retention program. This initiative is an appreciation for all GSM and CDMA Indosat customers through a mechanism of point collection based on their usage, reload for prepaid customers and billing for postpaid customers. Their point collection will be determined as usages multiply by their subscription period. Customers will get 1 point for every Rp. 100 usage or reload. Points can be exchanged with various type of rewards i.e. pulse, SMS and I-Ring. Points can also be utilized to enter competitions to win cars, handset and other various rewards periodically.

▪

In the fourth quarter – Double free talk and 3.5G launching. To accommodate people who like to talk longer, Indosat launched a “double free talk”, an extension of previously a “free talk” offer in the period of April to September 2006. It consist of 2 days free night talk for every Rp25,000 Top Up or above and Rp10,000 free talk for the same day which for every Rp10,000 customer uses their pulse. They will be able to enjoy free of charge call to other Indosat customers for as much as Rp10,000.

▪

Then in November 2006, Indosat launched 3.5G service in Jakarta and Surabaya. Indosat will focus the 3G services on 3G broadband capability to address the corporate customers and SME segment. The company offered a special competitive package for data access with optional bundling mobile data card.  Indosat also offered Matrix 3G for new Matrix subscribers or upgrade/migration for existing subscribers. During the promotion period, Indosat introduced Matrix 3G promotion program which include of free 10 minutes video call and free 3G content.

.

Fixed Data (MIDI) Services

In full year of 2006, the overall Fixed Data services enjoyed a positive growth, especially for wholesale segment of leased line, IP-VPN and Internet services.

Key initiatives Indosat undertook for this business in full year 2006 are the following:

▪

The company reviewed its tariff and developed more competitive pricing

▪

Indosat undertook aggressive sales activities for both domestic and international broadband services

▪

The company expanded its market coverage by developing more international and domestic points of presence. This includes the establishment of Indosat Singapore Pte Ltd (ISPL) and activation of NAP peering networks.

▪

Indosat also offered affordable corporate solutions through MPLS and Metro Ethernet as alternate efficient transmission.

Fixed Voice Services

International call services

Indosat recorded total international call traffic of Indosat of 1,134 million minutes, an increase of 17.6% compared to the same period last year driven by growth of incoming traffic. However, outgoing traffic decreased as an impact from intensifying competition, especially for the traffic originated from the PSTN.

The company key initiatives in full year 2006 were:

1.

Introduce special tariff IDD or Flatcall 01016 for customers in specific region (Sumatera, Batam and East Java) to certain destination countries and for nationwide customers to top 10 destination countries.

2.

Aggressive marketing program for Indosat access (Matrix, Mentari, IM3, Starone, I-phone) through IDD “001” and “008” discount program.

Fixed Wireless Access Services

As of 31 December 2006 Indosat fixed wireless access subscriber base was 378,727 which is comprised of 20,545 postpaid subscribers and 358,182 prepaid subscribers. The blended ARPU was Rp45,905 derived from Postpaid ARPU of Rp239,892 and Prepaid ARPU of Rp27,828 in the full year 2006. The service is available in 22 cities in Java, Sumatera and Kalimantan islands and is in the process of being extended.

RECENT DEVELOPMENTS

Top Brand Award

Indosat Matrix has been awarded as one of the Top Brand for category Postpaid Brand in Indonesia for the period of 2005-2007 based on survey conducted by Frontier Consulting Group while Mentari and IM3 awarded as one of the Top Prepaid Brand for the period of 2000-2007.

Direct Connection with RIM

Indosat gained direct connection with Research in Motion (RIM) at Canada in Blackberry service providing to its customers which cover Indonesia thoroughly. This connection was gained in the first quarter of 2007. This enables the company provide a cheaper data access of the service to customer.

Indosat has been granted 2 channel of FWA

On December 12 , 2006, the government has granted us 2 channels of nationwide Fixed Wireless frequency in 800 MHz. This frequency allocation has replaced our previous 1900 MHz fixed wireless frequency, which further required us to migrate from this frequency to the new 800 MHz frequency by end of 2007 in greater Jakarta area.

Indosat has become member of the largest telecom operator alliance in Asia called CONEXUS

Indosat has become member of the biggest telecom operator alliance in Asia called CONEXUS. This alliance has objective to increase member’s competitive value in providing international telecommunication services in their country or across Asia Pacific region. In addition, in order to support the current roaming through GSM/GPRS and or WCDMA, the members of the alliance are also cooperating to provide roaming with technology HSDPA. The member of this alliance are Far EasTone Telecommunications Co., Ltd (Taiwan), Hutchison Essar Limited (India), Hutchison Telecommunications (Hong Kong) Limited (Hong Kong and Macau), KT Freetel Co., Ltd. (South Korea), NTT DoCoMo, Inc. (Japan), StarHub Ltd. (Singapore), and Smart Communications (Phillipines). This alliance has expanded the service coverage to more than 130 million customers in 9 countries including Indonesia.

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

 AS OF DECEMBER 31, 2005 AND 2006

(Expressed in Billions of Indonesia Rupiah and Millions of U.S. Dollars)

DESCRIPTION	2005	2006
	Rp	Rp	Us$ (1)

ASSETS

CURRENT ASSET
Cash and cash equivalents	4,717.3	2,807.5	311.2
Short-term investments - net of allowance	39.0	-	-
Accounts receivable – net of allowance
Trade
Related parties
PT Telkom Tbk	67.6	55.2	6.1
Others	108.8	119.6	13.3
Third parties	982.4	1,096.9	121.6
Others
Third parties	16.3	10.4	1.2
Inventories	204.0	110.9	12.3
Derivative assets	79.2	16.6	1.8
Advances	47.7	19.1	2.1
Prepaid taxes	940.2	1,051.4	116.6
Prepaid expenses	295.4	324.9	36.0
Other current assets	29.2	24.2	25.9
Total Current Assets	7,527.0	5,665.4	628.1

NON-CURRENT ASSETS
Due from related parties – net of allowance	30.4	23.3	2.6
Deferred tax assets - net	44.2	46.6	5.2
Investment in associated companies – net of allowance	0.5	0.3	0.0
Other long-term investments – net of allowance	2.7	8.5	0.3
Property and equipment - net	21,564.8	24,963.0	2,767.5
Goodwill and other intangible assets - net	2,682.6	2,645.4	293.3
Long-term receivables	122.3	103.1	11.4
Long-term prepaid pension - net of current portion	236.5	230.3	25.5
Long-term advances	327.4	213.8	23.7
Others	248.8	329.0	36.5
Total Non-current Assets	25,260.1	28,583.2	3,166.7

TOTAL ASSETS	32,787.1	34,228.7	3,794.8

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on December 31, 2006 of Rp9,020 to US$ 1 (in full amounts)

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2006

(Expressed in Billions of Indonesia Rupiah and Millions of U.S. Dollars)

DESCRIPTION	2005	2006
	Rp	Rp	US$ (1)

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable – trade
Related parties	30.5	34.1	3.8
Third parties	163.6	270.3	30.0
Procurement payable	2,609.3	3,292.5	365.0
Taxes payable	205.9	211.9	23.5
Accrued expenses	843.2	896.4	929.4
Unearned income	488.7	571.9	63.4
Deposits from customers	26.5	93.0	10.3
Derivative liabilities	11.5	224.3	24.9
Current maturities of
Current maturities of :
Loans payable	49.7	127.2	14.1
Bonds payable	981.9	1,055.5	117.0
Other current liabilities	20.6	25.9	2.9
Total Current Liabilities	5,431.4	6,803.2	754.2

NON-CURRENT LIABILITIES
Due to related parties	16.6	29.4	3.3
Deferred tax liabilities - net	865.7	1,227.4	138.0
Loans payable - net of current maturities
Related parties	630.3	635.6	70.5
Third parties	678.5	869.0	96.3
Bonds payable - net of current maturities	10,161.9	8,734.0	968.3
Other non-current liabilities	511.8	510.4	56.6
Total Non-Current Liabilities	12,864.7	12,023.1	1,332.9

MINORITY INTEREST	175.7	200.6	22.2

STOCKHOLDERS’ EQUITY
Capital stock	535.6	543.4	60.2
Premium on capital stock	1,178.3	1,546.6	171.5
Difference in transactions of equity changes in
associated companies / subsidiaries	403.8	403.8	44.8
Stock options	90.8	-	-
Difference in foreign currency translation	0.2	0.2	0.0
Retained earnings
Appropriated	49.9	66.2	7.3
Unappropriated	10,443.2	11,231.5	1,245.2
Net income this period	1,623.5	1,410.1	156.3
Total Retained earnings	12,106.6	12,707.8	1,408.8
Total Stockholders’ Equity	14,315.3	15,201.7	1,685.3

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	32,787.1	34,228.7	3,794.8

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on December 31, 2006 of Rp9,020 to US$ 1 (in full amounts)

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2005 AND 2006

(Expressed in Billions of Indonesia Rupiah and Millions of U.S. Dollars, except share data)

DESCRIPTION	Years
	Ended December 31,
	2005	2006		Growth (2)
	Rp	Rp	US $ (1)

OPERATING REVENUES
Cellular	8,645.0	9,227.5	1,023.0	6.7%
Multimedia, Data Communication, Internet (“MIDI”)	1,694.0	1,902.6	210.9	12.3%
Fixed telecommunication	1,250.8	1,109.3	123.0	-11.3%
TOTAL OPERATING REVENUES	11,589.8	12,239.4	1,356.9	5.6%

OPERATING EXPENSES
Depreciation and amortization	3,080.2	3,638.2	405.0	18.6%
Personnel	1,264.7	1,359.6	149.7	6.8%
Administration and general	606.0	6363.9	73.6	9.6%
Maintenance	614.6	585.2	64.9	-4.8%
Marketing	360.0	468.9	52.0	30.2%
Compensation to telecommunications carriers and service providers	408.4	369.7	41.0	-9.5%
Leased circuits	142.2	180.2	20.0	26.7%
Other costs of services	1,461.7	1.569.1	174.0	7.3%
TOTAL OPERATING EXPENSES	7,937.9	8,870.8	980.1	11.4%

OPERATING INCOME	3,651.9	3,398.7	376.8	-6.9%

OTHER INCOME (EXPENSES)
Gain (loss) on foreign exchange - net Interest income	(79.9)	304.4	33.7	480.8%
Interest income	215.1	212.8	23.6	-1.1%
Financing cost	(1,264.8)	(1,248.9)	(138.5)	-1.3%
Loss on change in fair value of derivatives - net	(44.2)	(438.8)	(48.6)	892.5%
Amortization of goodwill	(226.4)	(226.5)	(25.1)	0.1%
Gain on sale of investment in associated company	14.6	0.0	0.0	-100.0%
Gain on sale of other long-term investments	1.2	0.0	0.0	-100.0%
Others - net	85.1	21.2	2.4	-75.1%
TOTAL OTHER INCOME (EXPENSES)	(1,299.2)	(1,375.8)	(152.5)	5.9%

EQUITY IN NET INCOME OF ASSOCIATED COMPANIES	0.1	(0.2)	(0.0)	-337.3%

INCOME BEFORE INCOME TAX	2,352.8	2,022.7	224.2	-14.0%

INCOME TAX EXPENSE
Current	331.5	199.6	22.1	-39.8%
Deferred	366.4	376.5	41.7	2.8%
TOTAL INCOME TAX EXPENSE	697.9	576.1	63.9	-17.5%

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	1,654.9	1,446.6	160.4	-12.6%

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(31.4)	(36.5)	(4.0)	16.2%

NET INCOME	1,623.5	1,446.1	156.3	-13.1%

BASIC EARNINGS PER SHARE	309.04	260.90	0.03	-15.6%

DILUTED EARNINGS PER SHARE	309.04	258.82	0.03	-16.3%

BASIC EARNINGS PER ADS (50 B shares per ADS)	15,452.16	13,045.17	1.45	-15.6%

DILUTED EARNINGS PER ADS	15,452.16	12,940.98	1.43	-16.3%

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank) on December 31, 2006 of Rp9,020 to US$ 1 (in full amounts)

(2)

Percentage changes may vary due to rounding.

PT Indosat Tbk and Subsidiaries

Key Operational Data

YTD For The Year Ended 31 December 2005 and 2006

DESCRIPTION	Unit	YTD	YTD	Growth
		Ended	Ended
		31 Dec 2005	31 Dec 2006
		1	2	3=(2-1)/1
CELLULAR

Prepaid	subs	4,621,383	2,042,734	-55.8%
Postpaid	subs	136,463	149,452	9.5%
Total Net Additions	subs	4,757,846	2,192,186	-53.9%

Prepaid	subs	13,836,046	15,878,780	14.8%
Postpaid	subs	676,407	825,859	22.1%
Total Cellular Subscribers	subs	14,512,453	16,704,639	15.1%

ARPU Postpaid	Rp	240,810	194,761	-19.1%
ARPU Prepaid	Rp	58,054	52,713	-9.2%
ARPU Blended	Rp	67,113	60,023	-10.6%

MIDI
Indosat : (Accumulated Numbers)
Wholesale
International High Speed Leased Circuit	cct/64k	3,190	7,808	144.8%
Domestic High Speed Leased Circuit	cct/64k	28,245	37,611	33.2%
Satellite Transponder Leased (external usage)	#transp	12.3	12.3	-0.3%
Datacom
International High Speed Leased Circuit	cct/64k	780	961	23.2%
Domestic High Speed Leased Circuit	cct/64k	5,361	7,645	42.6%
Frame relay	port	1,056	919	-13.0%
IPVPN	cct/64k	930	6,236	570.5%

Lintasarta : (Accumulated Numbers)
High Speed Leased Line (SDL)	link	1,478	1,133	-23.3%
Frame Relay	access	4,353	4,008	-7.9%
VSAT	terminal	1,731	1,647	-4.9%
IPVPN	link	2,028	3,245	60.0%

IM2
Internet Dial Up	user	28,161	27,027	-4.0%
Internet Dedicated	link	751	1,199	59.7%
IPVPN	link	170	217	27.6%

IDD

Outgoing Traffic	000 min	156,633,197	153,823,635	-1.8%
Incoming Traffic	000 min	808,047,759	980,470,578	21.3%
Total Traffic	000 min	964,680,956	1,134,294,213	17.6%
I/C Ratio	-	5.2	6.4	23.6%

Fixed Wireless

Prepaid	subs	251,450	358,182	42.4%
Postpaid	subs	19,708	20,545	4.2%
Total Subscribers	subs	271,158	378,727	39.7%

EMPLOYEES
Indosat and its subsidiaries	person	8,137	7,786	-4.3%
(Including non permanent employees)